Exhibit (d)(7)(iii)

September 30, 2010

ING Equity Trust

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“ING Investments”), the Adviser to ING MidCap Opportunities Fund (the “Fund”), agrees that ING Investments shall, from September 30, 2010 through and including October 1, 2011, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund	Class A	Class B	Class C	Class I	Class O	Class W
ING MidCap Opportunities Fund	1.35%	2.10%	2.10%	0.91%	1.35%	1.10%

We are willing to be bound by this letter agreement to lower our fees for the period from September 30, 2010 through and including October 1, 2011. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall not be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
Name:	Todd Modic
Title:	Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax:480.477.2700
www.ingfunds.com